26 March 2009

Mr. Benny Kan

CEO, Baoshinn Corporation

cc.

Mr. Sean Webster

Mr. Ricky Chiu

Mr. Mike Lam

Baoshinn Corporation

8/F, Hart Avenue

Tsim Sha Tsui, Hong Kong

Re: Resignation as a Chief Operation Officer, from Baoshinn Corporation

Dear Mr. Kan,

Due to personal reasons, I am unable to continue in the above listed role for the Baoshinn Corporation. Therefore, I am tendering my resignation as a Chief Operation Officer effective from 27 March 2009.

This letter will serve as my official letter of resignation. I have thoroughly considered this decision and it is final.

Sincerely,

/s/ Leung Chung Man